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                                                                    SUB-ITEM 77E

             INVESCO VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST II

                                LEGAL PROCEEDINGS

Clifford T. Rotz, Jr., et. al. v. Van Kampen Asset Management, et. al.

On January 17, 2011, a Consolidated Amended Shareholder Derivative Complaint was filed on behalf of (1) Invesco Van Kampen Advantage Municipal Income Trust II;
(2) Invesco Van Kampen Municipal Opportunity Trust; (3) Invesco Van Kampen Municipal Trust; (4) Invesco Van Kampen High Income Trust II; (5) Invesco Van Kampen Senior Income Trust (the "Trusts") against Van Kampen Asset Management, Morgan Stanley, and certain current and former officers and employees (collectively, the "Defendants"). The Plaintiffs alleged that Defendants breached their fiduciary duties to common shareholders by causing the Trusts to redeem Auction Rate Preferred Securities ("ARPS") at their liquidation value, which was at a discount from market value, and by not having adequate procedures to deal with potential conflicts of interest. The Plaintiffs alleged that the redemption of the ARPS wasted Trust assets, occurred at the expense of the Trusts and the common shareholders, and was improperly motivated to benefit preferred shareholders and Defendants. Additionally, the Plaintiffs claimed that the ARPS were replaced with less favorable financing. Plaintiffs seek judgment that: 1) orders Defendants to refrain from redeeming any ARPS at their liquidation value using Trusts assets; 2) awards monetary damages against all Defendants, individually, jointly or severally, in favor of the Trusts, for all losses and damages allegedly suffered as a result of the redemptions of ARPS at their liquidation value; 3) grants appropriate equitable relief to remedy the Defendants' alleged breaches of fiduciary duties; and 4) awards to Plaintiffs the costs and disbursements of the action. On August 10, 2010, the Board of Trustees formed a Special Litigation Committee ("SLC") to investigate the claims made in the April 2010 demand letters with the assistance of independent counsel. After reviewing the findings of the SLC's and a vote by Independent Trustees,, the Board announced on June 24, 2011, that it had adopted the SLC's recommendation to seek dismissal of the lawsuit. The Trusts filed a motion to dismiss on October 4, 2011, which remains pending. Plaintiffs filed a motion on November 28, 2011 asking the court to hold the motion to dismiss in abeyance while plaintiffs conduct limited discovery. The Plaintiffs' request for discovery has been briefed and the court's decision whether Plaintiffs are entitled to discovery is pending. This matter is pending.

Management of Invesco and the Trust believe that the outcome of the proceedings described above will not have a material adverse effect on the Trust or on the ability of Invesco to provide ongoing services to the Trust.